Filed by Comcast Corporation
                                        Pursuant to Rule 425 under the
                                        Securities Act of 1933 and deemed
                                        filed pursuant to Rule 14a-12 under
                                        the Securities Exchange Act of 1934

                                        Subject Company: AT&T Corp.
                                        Commission File No. 1-1105

                                        Date: February 6, 2002


         The following press release was issued by Comcast Corporation:


COMCAST                                                           PRESS RELEASE


-------------------------------------------------------------------------------

Contact:
Kelley L. Claypool, Director, Investor Relations              (215) 981-7729
Marlene S. Dooner, Vice President, Investor Relations         (215) 981-7392
William E. Dordelman, Vice President, Finance                 (215) 981-7550


FOR IMMEDIATE RELEASE


                 COMCAST REPORTS RECORD REVENUE OF $9.7 BILLION
                AND OPERATING CASH FLOW OF $2.7 BILLION FOR 2001

                                      ***

               COMCAST CABLE ADDS 1.28 MILLION NEW PRODUCT UNITS

        Digital Cable Subscriptions Increase 54% and High-Speed Internet
                     Customers Increase 98% Year Over Year

                                      ***

                        QVC REPORTS ANOTHER RECORD YEAR

                 Achieves Full Year Revenue Growth Of 10.8% And
                      Operating Cash Flow Growth Of 16.6%

         Domestic Operations Report Operating Cash Flow Growth of 18.6%

                                      ***

Philadelphia, PA - February 6, 2002...Comcast Corporation today reported results for the year and three months ended December 31, 2001. For the year ended December 31, 2001, the Company reported consolidated revenues of $9.674 billion, a 17.7% increase from the $8.219 billion reported in 2000. Consolidated operating cash flow increased 9.4% to $2.702 billion from the $2.470 billion reported in 2000.

Brian L. Roberts, president of Comcast Corporation said, "We are delighted with the results we are reporting for 2001, as we delivered on the operating and financial goals for each of our businesses while focusing on long term value creation."

"The cable division successfully integrated nearly two million new cable subscribers during 2001, completed the rebuild of our cable systems, and delivered growth in new services and accelerating operating cash flow growth. This excellent performance supports our confidence in the strength and opportunities for growth in this business. As we look forward to completing our merger with AT&T Broadband, we believe our strong track record of operating performance, great combination of distribution and content assets and strong balance sheet will help support accelerated growth rates and provide a whole new range of opportunities."

Cable Division Results
----------------------
Cable division results for the quarter and the year ended December 31, 2001 are presented on a pro forma basis. Pro forma results assume that all cable systems acquisitions and exchanges were effective on January 1, 2000. Pro forma cable division results include the Lenfest acquisition completed in January 2000, the Prime acquisition completed in August 2000, the cable systems exchanges with AT&T Corp. and Adelphia Communications Corp. completed in December 2000 and January 2001, respectively, and the acquisitions from AT&T of 585,000 and 112,000 cable subscribers in April 2001 and June 2001, respectively.

Pro forma cable division revenues for the year ended December 31, 2001 were $5.289 billion, representing a 9.2% increase from the $4.843 billion for 2000. Pro forma operating cash flow for the year was $2.112 billion, compared to the $2.009 billion for 2000, reflecting the inclusion in the fourth quarter of $140 million of incremental expenses incurred in the transition of Comcast high-speed Internet customers from Excite@Home to Comcast's network. Excluding the impact of the high-speed Internet transition, pro forma operating cash flow increased 12.1% to $2.251 billion, reflecting the ongoing business of the cable division.

For the fourth quarter, pro forma cable revenues were $1.375 billion, an increase of 9.1% from the $1.260 billion for 2000. Pro forma operating cash flow for the quarter was $443.8 million, compared to the $520.8 million for the same period of 2000. Excluding the impact of the high-speed Internet transition mentioned above, pro forma operating cash flow for the quarter increased 12.0% to $583.3 million.

Cable subscribers grew to 8.471 million, a pro forma twelve-month trailing growth rate of 1%. Continuing strong demand for Comcast Digital Cable contributed to a 6.0% increase in pro forma video revenues in the fourth quarter. High-speed Internet service revenues more than doubled from the fourth quarter of 2000. These new services contributed nearly two thirds of the revenue growth in the fourth quarter, helping to offset decreases in pay-per-view and advertising revenues. Excluding the impact of the high-speed Internet transition in the fourth quarter, cash flow margins improved to 42.4% from 41.3% as a result of the successful integration and improved operating performance of recently acquired cable properties.

As previously announced, the cable division added 213,800 Digital Cable subscriptions in the fourth quarter, a weekly average of over 16,400 net additions. Comcast Cable finished the year with 2.336 million Digital Cable units, representing a 54% pro forma increase over 2000 and a subscription penetration rate of nearly 28%. Comcast Digital Cable is now available to nearly 99% of Comcast's cable subscribers.

During the quarter, the cable division added 155,400 high-speed Internet customers, a 33% increase over the third quarter and a weekly average of nearly 12,000 net additions. Comcast Cable finished the year with 948,100 high-speed Internet customers, a 98% pro forma increase over 2000, representing a penetration rate of 9% of marketable homes. In 2001, Comcast expanded availability of high-speed Internet service by more than 3.6 million homes on a pro forma basis. At year-end, 10.4 million homes, or close to 75% of the homes in Comcast's footprint were marketed this service.

The rebuild of the Company's cable systems is substantially complete. At December 31, 2001, 95% of Comcast's cable systems had capacity of at least 550MHz (80 analog channels). During the year, Comcast made significant progress in upgrading recently acquired cable systems. At December 31, 2001, 100% of Prime systems, 100% of Lenfest, 83% of Adelphia and 88% of AT&T systems acquired in 2000 and 2001 had been upgraded.

Mr. Roberts said, "We continued to demonstrate the power of upgraded systems in delivering digital and broadband services to consumers. Building on this platform, we are continuing to expand the reach of our high-speed Internet, digital and video-on-demand services. We now have more than three million video-on-demand (VOD)-ready homes. We plan to nearly double the number of VOD-ready homes and to make the new Comcast high-speed Internet service available to nearly 11.5 million homes by year-end 2002."

"We have substantially completed the transition of high-speed Internet customers to our new network. We are building a more robust network to deliver an even better service to our customers, including remote e-mail, multiple e-mail addresses, web storage and enhanced high-speed options."

Commerce: QVC
-------------
QVC's consolidated revenues for the year ended December 31, 2001 were $3.917 billion, representing a 10.8% increase from the $3.536 billion reported in 2000. Consolidated operating cash flow in 2001 was $722.3 million, an increase of 16.6% over the $619.2 million reported in 2000. Excluding the results of QVC-Japan, consolidated operating cash flow increased 19.0% to $741.3 million.

For the fourth quarter of 2001, QVC's consolidated revenues were $1.262 billion, representing a 12.3% increase from the $1.124 billion reported for the same period in 2000. Operating cash flow for the fourth quarter was $236.1 million, an increase of 17.4% from the $201.2 million reported in the fourth quarter of 2000. Excluding the results of QVC-Japan, consolidated operating cash flow increased 18.2% to $240.3 million.

Mr. Roberts said, "After 15 years in business, QVC continues to deliver stellar performance. In the fourth quarter, QVC recorded the highest sales day in the company's history, with over $80 million in sales in one day. The domestic business continued to drive QVC's performance with over 18% growth in operating cash flow and higher operating margins. QVC is also making significant investments in Germany and Japan to tap exciting new opportunities in those markets. QVC-Japan had a strong launch year in 2001 and QVC-Germany reached near break-even in the fourth quarter of 2001 and is expected to contribute to consolidated operating cash flow in 2002."

Content
-------
Comcast's Content businesses include E! Networks, Comcast-Spectacor, The Golf Channel, and Outdoor Life Network. Results are presented on a pro forma basis, assuming that the consolidation of The Golf Channel, effective June 2001, and the acquisition of Outdoor Life Network, effective in October 2001, occurred on January 1, 2000.

Solid growth in carriage continued to drive the results of E! Networks and The Golf Channel in 2001, contributing to double-digit increases in full year revenue and operating cash flow for both cable networks. As a whole, Comcast's content business segment reported pro forma revenue and operating cash flow growth of 17.4% and 45.2%, respectively, for the full year of 2001. In the fourth quarter, revenue and operating cash flow grew 8.6% and 9.7% respectively, as increased affiliate revenues and cost controls helped to offset the impact of a soft advertising environment.

Consolidated Results
--------------------
The Company's consolidated results include all acquisitions as of the dates of their closing. For the quarter and the year ended December 31, 2001, the Company's consolidated results include the Lenfest acquisition as of January 2000, the Prime acquisition as of August 2000, the cable systems exchanges with AT&T Corp. and Adelphia Communications Corp. as of December 2000 and January 2001, respectively, the acquisition from AT&T of 585,000 and 112,000 cable subscribers in April 2001 and June 2001, respectively, the acquisition of Home Team Sports in February 2001, the consolidation of The Golf Channel in June 2001, and the acquisition of Outdoor Life Network in October 2001. Pro forma results assume that all acquisitions and exchanges were effective on January 1, 2000.

For the year ended December 31, 2001, the Company reported consolidated revenues of $9.674 billion, a 17.7% increase from the $8.219 billion reported in 2000. Consolidated operating cash flow increased 9.4% to $2.702 billion from the $2.470 billion reported in 2000. Excluding the impact of the high-speed Internet transition, operating cash flow increased 15.0%.

For the year ended December 31, 2001, the Company reported consolidated net income of $608.6 million or $0.63 per diluted share as compared to net income of $2.022 billion or $2.13 per diluted share in 2000. The consolidated income reported for 2001 includes non-operating items on a pre-tax basis of $2.557 billion ($2.65 per share). These non-operating items include certain investment activity, such as the reclassification of unrealized gains on certain of the Company's investments in the first and third quarters of 2001 of $1.330 billion ($1.38 per share) as well as a gain from the cable systems exchange with Adelphia Communications in the first quarter of 2001 of $1.199 billion ($1.24 per share). Net income in 2000 included, on a pre-tax basis, non-operating items of $4.315 billion ($4.55 per share). Non-operating items for the year 2000 included a gain from the cable systems exchange with AT&T in the fourth quarter of 2000 of $1.711 billion ($1.80 per share), a gain due to the receipt by the Company of a right to exchange its investment in Excite@Home with AT&T of $1.045 billion ($1.10 per share), gains on sales of certain investments of $886.7 million ($0.93 per share) and income related to the mark-to-market of its Zones indexed debt of $666.0 million ($0.70 per share). Please refer to the table "Reconciliation of Diluted EPS to OCF per Share" at the end of this release.

For the fourth quarter, the Company reported consolidated revenue of $2.824 billion and operating cash flow of $654.7 million, as compared to revenues and operating cash flow of $2.408 billion and $674.9 million, respectively, for the same period in 2000. Fourth quarter 2001 operating cash flow includes $140 million of incremental expenses incurred in the transition of Comcast high-speed Internet customers from Excite@Home to Comcast's network. Excluding the impact of the high-speed Internet transition, operating cash flow increased 17.7%.

For the fourth quarter, the Company reported a consolidated net loss of $321.0 million or $0.34 per diluted share as compared to net income of $778.5 million or $0.80 per diluted share in the same prior year period. The consolidated net loss reported in the fourth quarter of 2001 includes non-operating items on a pre-tax basis of $63.1 million ($0.06 per share) such as a gain recorded on the completion of the exchange of the Company's interest in Speedvision Network of $106.7 million ($0.11 per share). Net income in the fourth quarter of 2000 included, on a pre-tax basis, non-operating items of $1.613 billion ($1.67 per share). Non-operating items for the fourth quarter of 2000 primarily include a gain from the cable systems exchange with AT&T of $1.711 billion ($1.77 per share).

New Accounting Statement
------------------------
A new accounting statement that addresses how intangible assets, including goodwill, should be accounted for in financial statements upon and subsequent to their acquisition was issued in June 2001 (FAS 142). Upon adoption, the Company will no longer amortize goodwill and other indefinite lived intangible assets, which consist primarily of cable franchise operating rights. The

Company adopted FAS 142 on January 1, 2002. Adoption will result in increased income as a result of reduced amortization expense.

Based on the Company's preliminary evaluation, the estimated effect of adoption of the statement would have been to decrease amortization expense by approximately $540 million and $2 billion, for the quarter and the year ended December 31, 2001, respectively.


Financial Guidance: 2002
------------------------
Financial guidance for 2002 does not include the anticipated effects of the AT&T Broadband transaction.

o In 2002, Comcast Cable expects to generate pro forma revenue growth between 10% and 12% and pro forma operating cash flow growth between 12% and 14%.

     o Comcast Cable expects to add between 600,000 and 700,000 Digital Cable units and between 400,000 and 500,000 high-speed Internet customers.

     o In 2002, Comcast Cable will invest $1.3 billion, down from $1.85 billion in 2001, to maintain and upgrade its cable systems and to deploy new services. Cable capital expenditures include approximately $225 million for upgrades and rebuilds, approximately $625 million for the deployment of new services, and approximately $450 million for recurring capital projects.

o QVC expects to generate consolidated revenue growth in the low double digits and consolidated operating cash flow growth in the low to mid-teens, excluding the results of its start-up channel in Japan.

     o Through a 60/40 venture with Mitsui, QVC launched QVC-Japan in April 2001. For 2002, QVC-Japan is expected to report operating cash flow losses of $20-25 million and capital investment in Japan is expected to approximate $15 million.

     o In 2002, on a consolidated basis, QVC expects to invest $175 million in capital to maintain and extend QVC's warehousing and distribution facilities and information systems in the U.S., Germany, the U.K. and Japan. Capital investment in international markets represents nearly 50% of the $175 million total capital investment.

o Comcast's consolidated content properties, consisting of E! Networks, Comcast-Spectacor, The Golf Channel and Outdoor Life Network, expect to generate high single digits revenue growth and operating cash flow growth in the mid to high-teens, excluding the results of the recently acquired Outdoor Life Network and start-up channel, G4.

     o G4 is a 24-hour, seven-day-a-week television network for video game enthusiasts. Comcast will launch G4 in April 2002 and expects the new network to report operating cash flow losses of $30 million for 2002.

This press release contains forward-looking statements. Readers are cautioned that such forward-looking statements involve risks and uncertainties that could significantly affect actual results from those expressed in any such forward-looking statements. Readers are directed to Comcast's Annual Report on Form 10-K for a description of such risks and uncertainties.

Comcast Corporation will hold its quarterly conference call with the financial community today, February 6, 2002, at 10:30 a.m. Eastern Time (ET). The conference call will be broadcast live via the Internet at www.cmcsk.com. A recording of the call will be available on the Company's website from 12:30 p.m. ET on February 6, 2002 through midnight ET on February 13, 2002.

Those parties interested in participating via telephone should dial (847) 413-3237. A telephone replay will begin immediately following the call until February 7, 2002 at midnight ET. To access the rebroadcast, please dial (630) 652-3000 and enter code 5254738.

To automatically receive Comcast financial news by email, please visit www.cmcsk.com and subscribe to e-mail Alerts.

Comcast Corporation (www.comcast.com) is principally involved in the development, management and operation of broadband cable networks, and in the provision of electronic commerce and programming content. Comcast Cable is the third largest cable company in the United States serving more than 8.4 million cable subscribers. Comcast's commerce and content businesses include majority ownership of QVC, Comcast-Spectacor, Comcast SportsNet, The Golf Channel, Outdoor Life Network, a controlling interest in E! Networks, and other programming investments. Comcast's Class A Special and Class A Common Stock are traded on The Nasdaq Stock Market under the symbols CMCSK and CMCSA, respectively.

                                    COMCAST
           Condensed Consolidated Statement of Operations (Unaudited)
                      (in millions, except per share data)

                                                                      Three Months Ended       Year Ended
                                                                         December 31,                December 31,
                                                                      2001          2000          2001         2000
                                                                   -----------   -----------   -----------  ------------
Service revenues                                                     $1,561.9      $1,283.6      $5,756.9      $4,682.7
Net sales from electronic retailing                                   1,262.2       1,124.0       3,917.3       3,535.9
                                                                   -----------   -----------   -----------  ------------
                                                                      2,824.1       2,407.6       9,674.2       8,218.6

Cost of goods sold from electronic retailing                            828.4         740.5       2,514.0       2,284.9
Operating, selling, general and administrative expenses               1,341.0         992.2       4,458.4       3,463.4
                                                                   -----------   -----------   -----------  ------------

Operating cash flow                                                     654.7         674.9       2,701.8       2,470.3

Depreciation expense                                                    381.4         237.4       1,141.8         837.3
Amortization expense                                                    607.5         551.7       2,306.2       1,794.0
                                                                   -----------   -----------   -----------  ------------

Operating loss                                                         (334.2)       (114.2)       (746.2)       (161.0)

Interest expense                                                       (182.6)       (184.4)       (731.8)       (691.4)
Investment income (expense)                                              16.0         (40.9)      1,061.7         983.9
Income related to indexed debt                                                                                    666.0
Equity in net losses of affiliates                                       (2.4)        (13.6)        (28.5)        (21.3)
Other income                                                            120.1       1,701.0       1,301.0       2,825.5
                                                                   -----------   -----------   -----------  ------------
                                                                        (48.9)      1,462.1       1,602.4       3,762.7
                                                                   -----------   -----------   -----------  ------------

Income (loss) before income taxes, minority interest,
  extraordinary items and cumulative effect of accounting change       (383.1)      1,347.9         856.2       3,601.7

Income tax benefit (expense)                                            132.7        (535.7)       (470.2)     (1,441.3)
Minority interest                                                       (70.6)        (28.6)       (160.4)       (115.3)
                                                                   -----------   -----------   -----------  ------------

Income (loss) before extraordinary items and cumulative
  effect of accounting change                                          (321.0)        783.6         225.6       2,045.1

Extraordinary items                                                                    (5.1)         (1.5)        (23.6)

Cumulative effect of accounting change                                                              384.5
                                                                   -----------   -----------   -----------  ------------

Net income (loss)                                                      (321.0)        778.5         608.6       2,021.5

Preferred dividends                                                                    (0.8)                      (23.5)
                                                                   -----------   -----------   -----------  ------------

Net income (loss) for common stockholders                             ($321.0)       $777.7        $608.6      $1,998.0
                                                                   ===========   ===========   ===========  ============

Basic earnings (loss) for common stockholders per common share
  Income (loss) before extraordinary items and cumulative effect
    of accounting change                                               ($0.34)        $0.87         $0.24         $2.27
  Extraordinary items                                                                 (0.01)                      (0.03)
  Cumulative effect of accounting change                                                             0.40
                                                                   -----------   -----------   -----------  ------------
  Net income (loss)                                                    ($0.34)        $0.86         $0.64         $2.24
                                                                   ===========   ===========   ===========  ============

Basic weighted average number of common shares outstanding              950.9         907.6         949.7         890.7
                                                                   ===========   ===========   ===========  ============

Diluted earnings (loss) for common stockholders per common share
  Income (loss) before extraordinary items and cumulative effect
    of accounting change                                               ($0.34)        $0.81         $0.23         $2.16
  Extraordinary items                                                                 (0.01)                      (0.03)
  Cumulative effect of accounting change                                                             0.40
                                                                   -----------   -----------   -----------  ------------
  Net income (loss)                                                    ($0.34)        $0.80         $0.63         $2.13
                                                                   ===========   ===========   ===========  ============

Diluted weighted average number of common shares outstanding            950.9         965.0         964.5         948.7
                                                                   ===========   ===========   ===========  ============

                                    COMCAST
                Condensed Consolidated Balance Sheet (Unaudited)
                                 (in millions)


                                                     December 31,   December 31,
                                                         2001           2000
                                                      ----------    -----------
ASSETS

   CURRENT ASSETS
       Cash and cash equivalents                          $350.0        $651.5
       Investments                                       2,623.2       3,059.7
       Accounts receivable, net                            967.4         891.9
       Inventories, net                                    454.5         438.5
       Other current assets                                153.7         102.8
                                                      -----------   -----------
            Total current assets                         4,548.8       5,144.4
                                                      -----------   -----------

   INVESTMENTS                                           1,679.2       2,661.9
                                                      -----------   -----------

   PROPERTY AND EQUIPMENT                                9,736.8       7,393.0
       Accumulated depreciation                         (2,725.7)     (1,873.1)
                                                      -----------   -----------
       Property and equipment, net                       7,011.1       5,519.9
                                                      -----------   -----------

   INTANGIBLE AND OTHER NONCURRENT ASSETS               30,985.3      26,272.1
       Accumulated amortization                         (6,092.6)     (3,853.8)
                                                      -----------   -----------
       Intangible and other noncurrent assets, net      24,892.7      22,418.3
                                                      -----------   -----------

                                                       $38,131.8     $35,744.5
                                                      ===========   ===========

LIABILITIES AND STOCKHOLDERS' EQUITY

   CURRENT LIABILITIES
       Accounts payable and accrued expenses            $2,858.4      $2,852.9
       Accrued interest                                    129.1         105.5
       Deferred income taxes                               275.4         789.9
       Current portion of long-term debt                   460.2         293.9
                                                      -----------   -----------
            Total current liabilities                    3,723.1       4,042.2
                                                      -----------   -----------

   LONG-TERM DEBT, less current portion                 11,741.6      10,517.4
                                                      -----------   -----------

   DEFERRED INCOME TAXES                                 6,375.7       5,786.7
                                                      -----------   -----------

   MINORITY INTEREST & OTHER                             1,818.4       1,257.2
                                                      -----------   -----------

   COMMON EQUITY PUT OPTIONS                                              54.6
                                                      -----------   -----------

   STOCKHOLDERS' EQUITY
       5.25% series B convertible preferred stock                         59.5
       Class A special common stock                        913.9         908.0
       Class A common stock                                 21.8          21.8
       Class B common stock                                  9.4           9.4
       Additional capital                               11,752.0      11,598.8
       Retained earnings                                 1,631.5       1,056.5
       Accumulated other comprehensive income              144.4         432.4
                                                      -----------   -----------
            Total stockholders' equity                  14,473.0      14,086.4
                                                      -----------   -----------

                                                       $38,131.8     $35,744.5
                                                      ===========   ===========


  Note - Certain reclassifications have been made to the prior year condensed consolidated balance sheet to conform to those classifications used in 2001.

                                    COMCAST
         Pro Forma Financial Data by Business Segment (Unaudited) (1)
                       (in millions, except margin data)

                                                                (2)                    (3)          (4)
                                                               Cable     Commerce    Content       Other       Total
                                                               -----     --------    -------       -----       -----
Three Months Ended December 31, 2001
------------------------------------
Revenues                                                      $1,374.9   $1,262.2     $205.2        ($12.2)  $2,830.1
Operating Cash Flow (Deficit)                                   $443.8     $236.1      $42.7        ($66.2)    $656.4
Operating Cash Flow (Deficit) (excluding
  Excite@Home Transition) (5)                                   $583.3     $236.1      $42.7        ($66.2)    $795.9
Operating Cash Flow Margin (excluding
  Excite@Home Transition) (5)                                     42.4%      18.7%      20.8%           NM       28.1%
Capital Expenditures (6)                                        $454.4      $35.5       $7.7          $2.9     $500.5
Total Debt (7)                                                $8,566.5     $302.0     $376.2      $2,957.1  $12,201.8

Three Months Ended December 31, 2000
------------------------------------
Revenues                                                      $1,260.1   $1,124.0     $189.0         ($1.8)  $2,571.3
Operating Cash Flow (Deficit)                                   $520.8     $201.2      $39.1        ($56.9)    $704.2
Operating Cash Flow Margin                                        41.3%      17.9%      20.7%           NM       27.4%
Capital Expenditures (6)                                        $398.5      $26.7       $7.6        $148.0     $580.8
Total Debt (7)                                                $7,716.4     $476.7     $454.1      $2,164.1  $10,811.3

Twelve Months Ended December 31, 2001
-------------------------------------
Revenues                                                      $5,289.2   $3,917.3     $742.7        ($15.3)  $9,933.9
Operating Cash Flow (Deficit)                                 $2,111.8     $722.3     $189.2       ($232.8)  $2,790.5
Operating Cash Flow (Deficit) (excluding
  Excite@Home Transition) (5)                                 $2,251.3     $722.3     $189.2       ($232.8)  $2,930.0
Operating Cash Flow Margin (excluding
  Excite@Home Transition) (5)                                     42.6%      18.4%      25.5%           NM       29.5%
Capital Expenditures (6)                                      $1,855.3     $142.9      $25.5        $158.0   $2,181.7

Twelve Months Ended December 31, 2000
-------------------------------------
Revenues                                                      $4,843.1   $3,535.9     $632.6          $1.5   $9,013.1
Operating Cash Flow (Deficit)                                 $2,009.1     $619.2     $130.3       ($150.9)  $2,607.7
Operating Cash Flow Margin                                        41.5%      17.5%      20.6%           NM       28.9%
Capital Expenditures (6)                                      $1,248.1     $155.9      $41.5        $191.3   $1,636.8

-----------------------------------------------------------------------------------------------------------------------------------
Supplemental Information - Cable & Content Segments
Pro Forma Historical Data
---------------------------------------------------

                                           3Q01                2Q01       1Q01       4Q00        3Q00         2Q00        1Q00
                                           ----                ----       ----       ----        ----         ----        ----
Cable (2)
Revenue                                  $1,326.9            $1,326.1   $1,261.3   $1,260.1    $1,208.0     $1,212.3    $1,162.7
OCF                                       $575.0              $565.1     $527.9     $520.8      $508.2       $504.4      $475.7
OCF Margin                                 43.3%              42.6%      41.9%      41.3%        42.1%       41.6%        40.9%
Content (3)
Revenue                                   $146.7              $185.5     $205.3     $189.0      $114.4       $154.7      $174.5
OCF                                        $38.1              $58.1      $50.3      $39.1        $15.4       $39.1        $36.7
OCF Margin                                 25.8%              31.3%      24.5%      20.7%        13.5%       25.3%        21.0%
-----------------------------------------------------------------------------------------------------------------------------------

(1) Pro forma financial data is presented as if acquisitions and systems exchanges occurred at the beginning of 2000. The information presented above is not necessarily indicative of what the results would have been had the Company operated the acquired businesses and exchanged systems since the beginning of 2000. Historical financial data by business segment, as required under generally accepted accounting principles, is available in the Company's Annual Report on Form 10-K.

(2) The Company acquired Lenfest Communications Inc and Prime Communications LLC in January 2000 and August 2000, respectively. The Company completed its systems exchanges with AT&T Corp. and Adelphia Communications Corp. in December 2000 and January 2001, respectively. In April 2001 and June 2001, the Company acquired cable systems serving 585,000 and 112,000 subscribers, respectively, from AT&T Corp.

     Effective in the fourth quarter of 2001, the Company included its regional sports programming networks as part of its cable business segment. Pro forma results have been restated to include the regional sports programming networks within the cable segment for all periods presented. In February 2001, the Company acquired Home Team Sports.

(3) Content includes E! Networks, Comcast-Spectacor, The Golf Channel, and Outdoor Life Network. The Company consolidated The Golf Channel and acquired Outdoor Life Network in June 2001 and October 2001, respectively.

(4) Other includes the Company's domestic wireline telecommunications business, international wireless operations, Corporate and elimination entries related to the segments presented.

(5) Excludes the incremental expenses of $140 million incurred in the transition of Comcast high-speed Internet customers from Excite@Home to Comcast's network.

(6) For acquired businesses, includes capital expenditures made by the Company subsequent to the date of acquisition by the Company.

(7) Total debt includes both current and long-term portions as reported in the Company's consolidated balance sheet.

                                    COMCAST
              Pro Forma Data - Cable Segment (Unaudited) (1) (2)

                                                                             Comcast
                                                        (3)                 High-Speed      (4)
                                                       Video    Advertising  Internet      Other       Total
                                                       -----    -----------  --------      -----       -----
Three Months Ended December 31, 2001
------------------------------------
Revenue (millions)                                   $1,124.4       $90.0       $91.6       $68.9    $1,374.9
Monthly average revenue per cable subscriber           $44.34       $3.55       $3.61       $2.71      $54.21

Three Months Ended December 31, 2000
------------------------------------
Revenue (millions)                                   $1,060.3       $97.4       $43.7       $58.7    $1,260.1
Monthly average revenue per cable subscriber           $42.23       $3.88       $1.74       $2.33      $50.18

Twelve Months Ended December 31, 2001
-------------------------------------
Revenue (millions)                                   $4,417.8      $333.0      $294.3      $244.1    $5,289.2
Monthly average revenue per cable subscriber           $43.66       $3.29       $2.91       $2.41      $52.27

Twelve Months Ended December 31, 2000
-------------------------------------
Revenue (millions)                                   $4,152.9      $318.9      $144.6      $226.7    $4,843.1
Monthly average revenue per cable subscriber           $41.50       $3.19       $1.44       $2.27      $48.40

----------------------------------------------------------------------------------------------------------------

                                                                                           Growth       Growth
                                                        4Q01        3Q01        4Q00      vs. 3Q01     vs. 4Q00
                                                        ----        ----        ----      --------     --------
Cable
Homes Passed (000's)                                 13,928.5    13,856.5    13,558.4        0.5%        2.7%
Subscribers (000's)                                   8,471.1     8,437.0     8,386.8        0.4%        1.0%
Penetration                                              60.8%       60.9%       61.9%      (0.1) pts   (1.1) pts
Quarterly Net Subscriber Additions (000's)               34.1        12.3        34.5      177.2%       (1.2%)


Digital Cable
"Digital Ready" Subscribers (000's)                   8,375.3     8,336.5     7,529.3        0.5%       11.2%
Subscriptions (000's) (5)                             2,335.8     2,122.0     1,519.9       10.1%       53.7%
Penetration (6)                                          27.9%       25.5%       20.2%       2.4 pts     7.7 pts
Quarterly Net Subscription Additions (000's)            213.8       243.4       235.5      (12.2%)      (9.2%)
Monthly Average Revenue per Subscription               $10.53      $10.60      $10.10       (0.7%)       4.2%

Comcast High-Speed Internet
"Marketable" Homes Passed (000's)                    10,399.6     9,624.3     6,744.4        8.1%       54.2%
Subscribers (000's)                                     948.1       792.7       479.4       19.6%       97.8%
"Marketable" Homes Penetration                            9.1%        8.2%        7.1%       0.9 pts     2.0 pts
Quarterly Net Subscriber Additions (000's)              155.4       117.1       111.6       32.7%       39.2%
Monthly Average Revenue per Subscriber                 $35.08      $34.05      $34.39        3.0%        2.0%

----------------------------------------------------------------------------------------------------------------

(1) Pro forma data is presented as if acquisitions and systems exchanges occurred at the beginning of 2000. The information presented above is not necessarily indicative of what the results would have been had the Company operated the acquired businesses and exchanged systems since the beginning of 2000.

(2) The Company acquired Lenfest Communications Inc and Prime Communications LLC in January 2000 and August 2000, respectively. The Company completed its systems exchanges with AT&T Corp. and Adelphia Communications Corp. in December 2000 and January 2001, respectively. In April 2001 and June 2001, the Company acquired cable systems serving 585,000 and 112,000 subscribers, respectively, from AT&T Corp.

     Effective in the fourth quarter of 2001, the Company included its regional sports programming networks as part of its cable business segment. Pro forma results have been restated to include the regional sports programming networks within the cable segment for all periods presented. In February 2001, the Company acquired Home Team Sports.

(3) Video revenues consist of our basic, expanded basic, premium, pay-per-view, equipment, and digital services.

(4) Other Cable subscriber revenues include installation revenues, guide revenues, commissions from electronic retailing, other product offerings and revenues of our regional sports programming networks.

(5)  Each digital converter box counts as one digital cable subscription.

(6) Digital cable subscriptions as a percentage of "digital ready" subscribers. Certain subscribers may have multiple digital cable subscriptions.

                                    COMCAST
              Pro Forma Data - Commerce Segment (QVC) (Unaudited)

                                                       Base (1)         UK         Germany     Other (2)       Total
                                                       --------         --         -------     ---------       -----
Three Months Ended December 31, 2001
------------------------------------
Revenue (millions)                                      $1,088.0        $79.7         $64.1        $30.4      $1,262.2
Gross Margin                                                34.1%        38.4%         31.0%        39.6%         34.4%
Operating Cash Flow (Deficit) (millions)                  $231.5        $12.4         ($1.0)       ($6.8)       $236.1
Operating Cash Flow Margin                                 21.3%        15.6%          (1.5)%      (22.6)%        18.7%
Average Homes (millions) (3)                               72.9          9.4           23.6          N/A           N/A
Revenue per Average Home (in local currency)              $14.93  (pound)5.86       5.85 DM          N/A           N/A

Three Months Ended December 31, 2000
------------------------------------
Revenue (millions)                                        $985.7        $84.3         $39.4        $14.6      $1,124.0
Gross Margin                                                33.8%        34.5%         31.7%        58.3%         34.1%
Operating Cash Flow (Deficit) (millions)                  $195.7         $7.6         ($1.1)       ($1.0)       $201.2
Operating Cash Flow Margin                                  19.9%         9.0%         (2.8)%       (6.8)%       17.9%
Average Homes (millions) (3)                                70.2          8.7          22.5          N/A           N/A
Revenue per Average Home (in local currency)              $14.04   (pound)6.70          3.84 DM      N/A           N/A

Twelve Months Ended December 31, 2001
-------------------------------------
Revenue (millions)                                      $3,373.1       $271.7        $197.8        $74.7      $3,917.3
Gross Margin                                                36.0%        35.9%         29.9%        41.9%         35.8%
Operating Cash Flow (Deficit) (millions)                  $726.4        $25.1         ($7.0)      ($22.2)       $722.3
Operating Cash Flow Margin                                  21.5%         9.2%         (3.5)%      (29.7)%       18.4%
Average Homes (millions) (3)                                71.9          9.1          23.3          N/A           N/A
Revenue per Average Home (in local currency)              $46.92  (pound)20.44         18.46 DM      N/A           N/A

Twelve Months Ended December 31, 2000
-------------------------------------
Revenue (millions)                                      $3,050.9       $300.9        $137.5        $46.6      $3,535.9
Gross Margin                                                35.5%        34.0%         29.9%        54.7%         35.4%
Operating Cash Flow (Deficit) (millions)                  $612.3        $20.2        ($12.0)       ($1.3)       $619.2
Operating Cash Flow Margin                                  20.1%         6.7%         (8.7)%       (2.8)%        17.5%
Average Homes (millions) (3)                                69.3          8.4          21.7          N/A           N/A
Revenue per Average Home (in local currency)              $44.05  (pound)23.52         12.57 DM      N/A           N/A

(1)  Base Business includes domestic channel and QVC.com.

(2) Other includes domestic and international infomercial businesses and QVC Japan which launched in April 2001.

(3) Note that while QVC has the potential to serve this many homes in Germany, it is estimated that only approximately 40% of the homes in Germany are programmed to receive the QVC channel.

                                    COMCAST
          Reconciliation of Diluted EPS to OCF per share (Unaudited)
                  (dollars in millions, except per share data)

                                                               Three Months Ended                          Year Ended
                                                                  December 31,                            December 31,
                                                            2001                2000                  2001               2000
                                                            ----                ----                  ----               ----
                                                                  per                 per                  per               per
                                                         $       share        $      share         $      share       $     share
                                                         -       -----        -      -----         -      -----       -     -----
Net income (loss) as reported                          ($321.0) ($0.34)     $778.5   $0.80       $608.6   $0.63   $2,021.5   $2.13
Items to reconcile net income (loss)
  to operating cash flow:
Depreciation & amortization                              988.9    1.04       789.1    0.82      3,448.0    3.57    2,631.3    2.77
Interest expense                                         182.6    0.19       184.4    0.19        731.8    0.76      691.4    0.73
Income tax (benefit) expense                            (132.7)  (0.14)      535.7    0.56        470.2    0.49    1,441.3    1.52
Non-operating items (1)                                  (63.1)  (0.06)   (1,612.8)  (1.67)    (2,556.8)  (2.65)  (4,315.2)  (4.55)
                                                       ---------------    ----------------     ----------------   ----------------
Operating Cash Flow as reported                         $654.7   $0.69      $674.9   $0.70     $2,701.8   $2.80   $2,470.3   $2.60
                                                       ===============    ================     ================   ================

Diluted weighted average shares outstanding                      950.9               965.0                964.5              948.7
                                                                ======              ======               ======             ======


------------------------------------------------------
(1) Detail of non-operating items:
    Investment income - mark to market adjustments on
      trading securities, derivatives and hedged
      items, net                                         ($9.3) ($0.01)                         ($142.0) ($0.15)
    Investment income - (gain) loss on sales and
      exchanges of investments                            (8.4)  (0.01)       $2.4               (485.2)  (0.50)   ($886.7) ($0.93)
    Investment income - reclassification of
      unrealized gains (2)                            (1,330.2)  (1.38)
    Investment expense - investment impairment
      losses (3)                                          17.6    0.02        67.0   $0.07        972.3    1.01       74.4    0.08
    Income related to indexed debt (4)                                                                              (666.0)  (0.70)
    Other income - gain on sale of Speedvision (5)      (106.7)  (0.11)                          (106.7)  (0.11)
    Other income - gain on Excite@Home right (6)                                                                   1,045.0)  (1.10)
    Other income - gain on AT&T systems exchange (7)                      (1,710.8)  (1.77)                       (1,710.8)  (1.80)
    Other income - gain on Adelphia systems
      exchange (7)                                                                             (1,198.6)  (1.24)
    Cumulative effect of accounting change,
      net of tax (8)                                                                             (384.5)  (0.40)
    All other, net (9)                                    43.7    0.05        28.6    0.03        118.1    0.12      (81.1)  (0.10)
                                                       ---------------    ----------------     ----------------   ----------------
      Total non-operating items                         ($63.1) ($0.06)  ($1,612.8) ($1.67)   ($2,556.8) ($2.65) ($4,315.2) ($4.55)
                                                       ===============    ================    =================   ================

(2) In the third quarter of 2001, the Company reclassified to investment income the accumulated unrealized gain relating to the Company's investment in Excite@Home. The Company recorded this accumulated unrealized gain prior to the Company's designation of its right under a share exchange agreement as a hedge of the Company's investment in Excite@Home. In connection with the adoption of a new accounting standard for the accounting of derivative instruments and hedging activities in the first quarter of 2001, the Company reclassified its investment in Sprint PCS from an available for sale security to a trading security.

(3) The Company records losses on its investments for which the Company has determined that a decline in value of the investment was considered other than temporary. The loss for 2001 relates principally to the Company's investment in AT&T, a portion of which was exchanged on April 30, 2001.

(4) Represents non-cash income associated with the mark-to-market adjustment related to the Company's ZONES debt. Through December 31, 2000, the ZONES were accounted for as an indexed debt instrument since the maturity value is dependent upon the fair value of Sprint PCS stock.

(5) Represents the gain recognized upon the completion of the Company's exchange of its interest in Speedvision Network in October 2001.

(6) In August 2000, the Company recorded this gain due to the receipt of a right to exchange its investment in Excite@Home with AT&T for the Company's waiver of certain of its Board level and shareholder rights.

(7) Represents the gain recognized upon the completion of the Company's cable systems exchanges with AT&T Corp and Adelphia Communications Corporation in December 2000 and January 2001, respectively.

(8) Represents the effects of adopting the new accounting standard for the accounting of derivative instruments and hedging activities.

(9) Includes investment, interest and dividend income, equity in net losses of affiliates, other income (expense), minority interest and extraordinary items.

 Note: The following notice is included to meet certain legal requirements:

                           FORWARD-LOOKING STATEMENTS

     The enclosed information contains forward-looking statements within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the business of Comcast Corporation ("Comcast") are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, risks and uncertainties set forth in Comcast's filings with the Securities and Exchange Commission ("SEC"), including risks and uncertainties relating to: failure to obtain and retain expected synergies from the proposed transaction with AT&T Corp. ("AT&T") relating to AT&T's broadband business, delays in obtaining, or adverse conditions contained in, any regulatory approvals required for the proposed transaction, changes in laws or regulations, availability and cost of capital and other similar factors. Readers are referred to Comcast's most recent reports filed with the SEC. Comcast is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

                             ADDITIONAL INFORMATION

     In connection with the proposed transactions, AT&T and Comcast will file a joint proxy statement/prospectus with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents containing information about AT&T and Comcast, without charge, at the SEC's web site at http://www.sec.gov. Free copies of AT&T's filings may be obtained by directing a request to AT&T Corp., 295 North Maple Avenue, Basking Ridge, N.J. 07920, Attention: Investor Relations. Free copies of Comcast's filings may be obtained by directing a request to Comcast Corporation, 1500 Market Street, Philadelphia, Pennsylvania 19102-2148, Attention: General Counsel.

     Comcast and its directors, executive officers and other members of its management and employees may be soliciting proxies from its stockholders in connection with the proposed transaction. Information concerning Comcast's participants in the solicitation is contained in a filing made by Comcast with the Commission pursuant to Rule 14a-12 on July 9, 2001.